UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56757

NUVEEN CHURCHILL BDC V
(Exact name of registrant as specified in its charter)

375 Park Avenue, 9th Floor, New York, NY 10152
(212) 478-9200
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common shares of beneficial interest, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*
On May 1, 2026 (the “Closing”), pursuant to the Purchase and Sale Agreement, dated April 1, 2026, by and between Nuveen Churchill BDC V (the “Company”), as seller, and Nuveen Churchill Private Capital Income Fund (“PCAP”), as buyer (the “Purchase Agreement”), the Company sold, transferred, assigned and conveyed to PCAP substantially of its assets, and PCAP assumed all of the Company’s liabilities (including the outstanding indebtedness under the Company’s existing credit facility) for aggregate consideration equal to the net asset value of the Company as of the Determination Date (as defined in the Purchase Agreement) (the “Transaction”). PCAP is a Delaware statutory trust that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Pursuant to the Purchase Agreement, following the Closing of the Transaction, the Company terminated its status as a BDC under the 1940 Act and is in the process of winding down its operations, dissolving, and liquidating, in each case as set forth in the Purchase Agreement.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nuveen Churchill BDC V has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nuveen Churchill BDC V

Date: May 12, 2026	By:	/s/ Kenneth J. Kencel
Kenneth J. Kencel
President and Chief Executive Officer